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06007432

AB 4/1/06 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-<ENTER NO>

8-41740

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/04** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ross, Sinclaire & Associates, LLC**
F/N/A Ross, Sinclaire & Associates LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

700 Walnut Street, Suite 600
(No. and street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Sharp **513-762-3660**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

250 East Fifth Street, Suite 1900	**Cincinnati**	**OH**	**45202**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECEIVED
MAR 1 2006
PROCESSING SECTION
160

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk
6/5

OATH OR AFFIRMATION

I, Murray Sinclaire, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ross, Sinclaire & Associates, LLC (the "Company") as of and for the fourteen-month period ended December 31, 2005, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/06 Date

President
Title

Notary Public

J. GEORGE KENT
Notary Public, State of Ohio
My Commission Expires

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2006 WASH, D.C. 160

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Members' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 - Not Required
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation – Not Applicable
(x) (l) An Oath or Affirmation
( ) (m) Copy of the SIPC Supplemental Report – Not Required
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

Ross, Sinclaire & Associates, LLC

Statement of Financial Condition as of December 31, 2005, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

SEC File Number 8-41740

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
P.O. Box 5340
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH. D.C. 160 SECTION

INDEPENDENT AUDITORS' REPORT

To Ross, Sinclaire & Associates, LLC:

We have audited the accompanying statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") (formerly Ross, Sinclaire, & Associates, Inc.) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2006

ROSS, SINCLAIRE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 105,373
CASH SEGREGATED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS	5,950
DEPOSITS WITH CLEARING BROKER AND OTHERS	171,700
RECEIVABLE FROM RELATED PARTIES	560,013
SECURITIES OWNED BY THE COMPANY	15,129,277
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS—Net	392,971
GOODWILL	62,777
OTHER ASSETS	153,479
TOTAL	$ 16,581,540

LIABILITIES AND MEMBERS' EQUITY

SECURITIES SOLD—Not yet purchased	$ 8,770
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	257,608
PAYABLE TO CLEARING BROKER	10,046,907
MEMBERS' EQUITY:	
Additional paid-in capital	9,932,143
Note receivable from members	(3,525,000)
Retained deficit	(138,888)
Total members' equity	6,268,255
TOTAL	$ 16,581,540

See notes to statement of financial condition.

1. CORPORATE STRUCTURE AND REORGANIZATION

Ross, Sinclaire & Associates, LLC (the "Company") (formerly Ross, Sinclaire, & Associates, Inc. ("RSAI")) provides a full range of brokerage products and services. During 2005, the Company reorganized itself as an Ohio limited liability corporation through the contribution of assets from the predecessor company RSAI and issuance of members' units to three new members. Predecessor RSAI received an 85% ownership in the Company through the contribution of the net assets of RSAI. The three new members own the remaining 15% of the Company. The value of the newly issued minority units was based on the appreciated fair value of the Company at the date of issuance. The Company has accepted a note from each of the minority members in exchange for their ownership share. In conjunction with the change in ownership structure, the fiscal year end was changed to December 31 from October 31. As both the Company and RSAI operated under common control, the accompanying financial statement has been prepared on the basis that the reorganization occurred on November 1, 2004. Furthermore, as both companies are under common control, there was no step up in the basis of the net assets contributed by RSAI for its interest in the Company during 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions and related revenue and expense are generally recorded in the accounts on the settlement date. Recording such transactions on a trade date basis would not result in a material difference. Trading gains and losses are recorded using the first-in, first-out method.

Cash equivalents consist of money market funds.

Securities owned by the Company are stated at market value. At December 31, 2005, securities consist of state and municipal government obligations and corporate obligations, equity securities, and U.S. treasury obligations of $12,319,634, $563,083, and $2,246,560, respectively.

Depreciation is provided on an accelerated basis for furniture, equipment, and leasehold improvements and on a straight-line basis for software over the estimated useful lives of the related assets (ranging from four to seven years).

Goodwill represents the excess of the cost of a brokerage business acquired in 1997 over the fair value of the net assets at the date of the acquisition. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets*, this goodwill is not amortized but is reviewed annually for impairment. The Company completed the annual goodwill impairment test required by this standard and determined that no impairment exists.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements consist of the following at December 31, 2005:

Furniture and equipment	$ 686,182
Software	274,404
Leasehold improvements	68,330
Total	1,028,916
Less accumulated depreciation and amortization	(635,945)
Furniture, equipment, software, and leasehold improvements—net	$ 392,971

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2005, the Company's net capital of $4,166,149 exceeded its required net capital of $250,000 by $3,916,149. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2005 was 0.06 to 1 as compared to a maximum allowable ratio of 15 to 1.

5. RELATED PARTY TRANSACTIONS

The Company leases certain office space from its members. Additionally, the Company may borrow funds from one of its members as a source of short-term funding. The borrowed funds are repaid to the members with interest at a current market rate. There were no borrowings outstanding during the fourteen-month period ended December 31, 2005.

Advances receivable aggregating $560,013 were due from the members of the Company, entities owned by the members of the Company, and employees of the Company at December 31, 2005.

6. LEASE AGREEMENTS

In addition to the leases discussed in Note 5, the Company leases certain equipment and office space under lease agreements which expire at various dates through fiscal year ending 2016, with rent payable in monthly installments. The leases are classified as operating leases. Minimum future payments required under the leases are as follows for the fourteen-month period ended December 31:

2006	$449,728
2007	332,147
2008	287,997
2009	167,424
2010	94,392
2011 and beyond	527,022

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through another broker ("clearing broker") on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by customers in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

8. TAXES

Income tax expense is paid by the members of the Company. As such, the Company does not record income tax expense or related accruals. Operating taxes are accrued by the Company and recorded within Accounts payable, accrued expenses, and other liabilities.

* * * * * *

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
P.O. Box 5340
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

February 28, 2006

Ross, Sinclaire & Associates, LLC
700 Walnut Street
Suite 600
Cincinnati, OH 45202

Dear Sirs:

In planning and performing our audit of the statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") (formerly Ross, Sinclaire, & Associates, Inc.) as of December 31, 2005 (on which we issued our report dated February 28, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be a material weakness as defined above:

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the financial statements, and this report of such condition does not modify our opinion dated February 28, 2006, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the second preceding paragraph, the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Regulation, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP